Mail Stop 3233
                                                            February 4, 2019

Via E-Mail
Jesse Prince
Chief Executive Officer
HappyNest REIT, Inc.
1 N. 4th Place, Suite 27L
Brooklyn, New York 11249

        Re:     HappyNest REIT, Inc.
                Offering Statement on Form 1-A
                Filed December 27, 2018
                File No. 024-10928

Dear Mr. Prince:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Valuation Policies, page 71

1. You state that your common stock will be offered at a fixed price of $10.00 per share until March 31, 2019. Beginning March 31, 2019 you will offer your common stock at
        NAV, which will be calculated on March 31, 2019. Please revise to clarify if any subscriptions executed before your announcement of NAV will be settled at the price in effect when the subscription was executed. Alternatively, please explain how investors will know the NAV price applicable to their purchase when they submit a purchase request.

Index to the Financial Statements of HappyNest REIT, Inc., page F-1

     2. Please update your financial statements in accordance with paragraph
(b) of Part F/S in
        Form 1-A.
 Jesse Prince
HappyNest REIT, Inc.
February 4, 2019
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kevin Woody,
Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202)
551-7150 or me at (202) 551-3215 with any other questions.


                                                             Sincerely,

                                                             /s/ Kim McManus

                                                             Kim McManus
                                                             Senior Attorney
                                                             Office of Real
Estate and
                                                             Commodities

cc:    Erica Markowitz, Esq.
       Herrick, Feinstein LLP